UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-56082

(Check One):⌧ Form 10-K ◻ Form 20-F ◻ Form 11-K ◻ Form10-Q ◻ Form 10-D ◻ Form N-CEN ◻ Form N-CSR

For Period Ended:December 31, 2022

◻Transition Report on Form 10-K

◻Transition Report on Form 20-F

◻Transition Report on Form 11-K

◻Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Lodging Fund REIT III, Inc.

Full Name of Registrant

N/A

Former Name, if Applicable

1635 43rd Street South, Suite 205

Address of Principal Executive Office (Street and Number)

Fargo, North Dakota 58103

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

◻(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if Needed)

Lodging Fund REIT III, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”), within the prescribed time period without unreasonable effort or expense. Due to the uncertainty related to the Securities and Exchange Commission (“SEC”) matter disclosed in the Current Report on Form 8-K filed with the SEC on September 23, 2022, the Company was unable to complete the financial statement preparation for its consolidated financial statements for the fiscal year ended December 31, 2022. The Company is continuing to evaluate the expected outcome of the SEC matter. The Company hopes to file the Form 10-K as soon as practicable.

PART IV – OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification:

Samuel C. Montgomery (701)630-6500

(Name)(Area Code)(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).◻ Yes⌧ No

Annual Report on Form 10-K for the fiscal year ended December 31, 2022 has not been filed.

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?⌧ Yes ◻ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the year ended December 31, 2022, the Company acquired seven hotel properties and an equity and profits interest in the parent of the entity which holds a leasehold interest in one hotel property.  As a result of these acquisitions, the Company expects significant changes in the Company’s results of operations for the year ended December 31, 2022 compared against the year ended December 31, 2021.  However, because of the continuing preparation of the consolidated financial statements of the Company, the Company cannot, at this time, provide a reasonable estimate of the results of operations for the year ended December 31, 2022.

See Exhibit 99.1 attached hereto.

Forward-Looking Statements

The Company’s expectations regarding the timing of the filing of its Form 10-K and its results of operations are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these statements. Forward-looking statements are subject to certain risks and uncertainties, including the inability to complete the work required to file the Form 10-K in the time frame that is anticipated, including as a result of any issues or considerations that may be identified in the course of such completion; unanticipated changes being required in the Company’s reported operating results; the results of the Wells notice process disclosed in the Company’s other SEC filings; additional uncertainties related to accounting issues generally; and other risks and uncertainties identified in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Lodging Fund REIT III, Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2023By: /s/ Samuel C. Montgomery

Name: Samuel C. Montgomery

Title: Chief Financial Officer